China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

October 29, 2021

VIA EDGAR

Ms. Jennifer O'Brien, Staff Accountant
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Sandra Wall, Petroleum Engineer
Mr. John Hodgin, Petroleum Engineer
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)
Filed April 20, 2021 (File No. 001-15138)

Dear Ms. O'Brien, Ms. Calder, Ms. Wall and Mr. Hodgin:

We refer to the letter dated September 30, 2021 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2020 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2021. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information
D. Risk Factors
Risks Related to Our Controlling Shareholder, page 12

1. Your disclosure on pages 70 and 71 indicates that as of April 15, 2021, Sinopec Group Company was your controlling shareholder and owned 68.77% of your outstanding equity. Please revise to provide this information as more prominent disclosure in your filing and to provide specific disclosure that identifies who controls Sinopec Group Company.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures in this risk factor as well as under “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” to indicate that Sinopec Group Company is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China.

Risks Relating to the PRC, page 13

2. We note the risk factor disclosures presented under the section titled “Risks Relating to the PRC” on page 13. Please revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, move the section titled “Risks Relating to the PRC” to the forepart of the Risk Factors section and before the section titled “Risks Relating to Our Industry.”

3. We note the risk factor on page 13 titled “Government regulations may limit our activities and affect our business operations” and discussion of the various “control mechanisms” the PRC government exercises over the petroleum and petrochemical industry in China. Expand the disclosure under this risk factor to also provide specific and prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Government regulations may limit our activities and affect our business operations.

As a company established and operating in China, we are required to comply with PRC laws and regulations and are subject to the PRC government’s supervision. The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over such industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and in turn have adverse effects (including material adverse effects) on our operations and profitability.

Meanwhile, in light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may from time to time promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in the policy and rule-making process, we cannot assure that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones, sometimes with short transition period, may subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely influence our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to the environment protection and carbon emission, the compliance of which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of the approval for certain projects planned by us, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn result in an adverse change (including a material adverse change) in our operations and could cause the value of our ADSs to decline.

In addition,  as a PRC company with equity securities listed in mainland China, Hong Kong Special Administrative Region and U.S., we are required to obtain the approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities. We have received from the CSRC the approval for our public offerings of equity securities in the past, however, we cannot assure that we will timely receive such approval if we wish to make any new equity offerings in the future. As a result, our ability to raise capital through equity securities issuances in the future may be hindered.

4. We note the risks identified within the risk factor on page 13 titled “Government regulations may limit our activities and affect our business operations.” Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to provide specific and prominent disclosure highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 3 above.

5. We note the risk factor on page 13 titled “The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholders. We cannot predict the impact, if any, of their outcome on our reputation, business and financial condition as well as the trading prices of our ADSs and H Shares.” Revise the disclosure under this risk factor to also provide specific and prominent disclosure about the risks that operating in China poses to investors. In particular, describe the regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 3 above.

Item 4. Information on the Company
B. Business Overview
Exploration and Production, page 19

6. Expand your acreage disclosure to include material concentrations of expiring gross and net undeveloped acreage by geographical area. Refer to the disclosure requirements in Items 1201(d) and 1208(b) of Regulation S-K.

The Company respectfully advises the Staff that as of December 31, 2020, the Company had no expiring gross or net undeveloped acreage. The Company respectfully submits that it will, in its future Form 20-Fs, disclose as appropriate any material concentrations of expiring gross and net undeveloped acreage, if any, by geographical area.

7. You disclose certain information in your filing for areas located outside China as a single line item described as “Overseas” on pages 19 through 24. Items 1202(a)(2); 1204(a), (b)(1) and (b)(2); 1205(a)(1) and (a)(2); 1206(a); and 1208(a) and (b) of Regulation S-K require disclosure by geographic area. Provide us with a list of the individual continents and the individual countries located in each continent for the geographic areas located outside China and tell us your proposed disclosure revisions to address the geographic area requirements in the Regulation S-K Items listed above.

Please similarly revise your disclosure of the Supplemental Information on Oil and Gas Producing Activities (Unaudited) on pages S-1 through S-8 for “Other Countries” to present the information required by FASB ASC 932-235-50-3 through 50-35A by separate geographic areas.

Refer to the disclosure requirements in Item 1201(d) of Regulation S-K and FASB ASC 932-235-50-6 through 50-11B for further clarification or guidance regarding disclosure by geographic area.

The Company respectfully advises the Staff that its reserves outside the PRC as of December 31, 2020, and its production activities outside the PRC for the fiscal year ended December 31, 2020, are located in the countries set forth in the table below:

Countries	Reserves as a Percentage of our Total Reserves	Production as a Percentage of our Total Production
Africa
Angola	0.7%	1.4%
Asia
Kazakhstan	9.2%	3.9%
Europe
Russia	0.6%	1.0%
South America
Colombia	0.3%	0.5%

The Company respectfully submits that its reserves and production activities outside the PRC as described above were insignificant to the Company’s operations, and therefore the disclosure of such information in a single line item in the 2020 Form 20-F was “appropriate for meaningful disclosure” under the Company’s particular circumstance. The Company respectfully proposes to continue to disclose the relevant information as a single line item, while continuing to monitor the changes to its reserves and production activities outside the PRC. The Company will include geographic breakdowns with respect to its overseas reserves and production activities when they become significant to the Company's operations.

8. Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to Item 1202(a)(6) of Regulation S-K.

The Company respectfully advises the Staff that the Company has estimated its oil and gas reserves pursuant to applicable SEC rules and guidelines, and made disclosures in the 2020 Form 20-F only with respect to proved oil and gas reserves, i.e., quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible. The Company establishes its proved reserves estimates using geological and engineering technologies and computational methods that are generally accepted by the industry. The geologists and engineers of the Company responsible for reserves estimates are proficient in these technologies and methods and are familiar with applicable SEC rules and guidelines. They have also received regular trainings in relation to reserves estimates. The Company has also established a rigorous two-tier management system to monitor the reserves estimation process and certain key metrics, the details of which can be found under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” of the 2020 Form 20-F.

The Company further respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview –  Exploration and Production –  Oil and Natural Gas Reserves” to incorporate the following disclosure with respect to the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“We established reasonable certainty of our proved reserves estimates by using the performance methods, the volumetric methods, analogy, or a combination of multiple methods. Performance methods include, but are not be limited to, decline curve analysis, material balance and reservoir simulation, which utilize extrapolations of historical production available. The volumetric method, analogy, or a combination of such methods were used where historical performance data was inadequate to establish a definitive trend or where the use of production performance data as the basis for reserves estimates was considered inappropriate. All proved undeveloped reserves were estimated by volumetric method and analogy.”

9. Your disclosure of proved undeveloped reserves does not identify the changes that occurred other than the transfers of proved undeveloped reserves to proved developed. Expand your disclosure to address the material changes relating to such factors as revisions of previous estimates, improved recovery, extensions and discoveries, and purchases and sales, in addition to the transfers to proved developed that occurred during fiscal 2020. Your disclosure should reconcile the overall change for each line by separately identifying and quantifying each factor, including offsetting factors accompanied by a narrative explanation, so that the changes in net proved undeveloped reserves between periods are fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

The Company respectfully advises the Staff that it has disclosed on pages S-5 and S-6 of its 2020 Form 20-F material changes to the proved reserves. The Company further respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” to expand its disclosures of material changes to proved reserves. As an illustration, for the fiscal year ended December 31, 2020, the relevant disclosures would have read as follows:

During the year of 2020, a total of 374 wells were drilled by us in China and 100 wells were drilled overseas. ~~We converted 48.87 million barrels of proved undeveloped crude oil reserves and 139.14 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2020.~~

During the year of 2020, major changes in our proved reserves included:
•	a decrease of 257 million barrels of proved crude oil reserves and 1,069 billion cubic feet of proved natural gas reserves due to production activities;
•	an increase of 109 million barrels of proved crude oil reserves and 692 billion cubic feet of proved natural gas reserves through improved recovery;
•	an increase of 111 million barrels of proved crude oil reserves and 1,171 billion cubic feet of proved natural gas reserves through extensions and discoveries; and
•
a decrease of 161 million barrels of proved crude oil reserves and an increase of 171 billion cubic feet of proved natural gas reserves due to revisions of previous estimates, which were mainly due to changes in economic factors such as costs and oil price.

10. Expand your disclosure to include an explanation of the reason(s) that proved undeveloped reserves in individual fields or countries remain undeveloped for more than five years after initial disclosure. Refer to Item 1203(d) of Regulation S-K and C&DI
131.03.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” to disclose the reason(s) that proved undeveloped reserves remained undeveloped for more than five years after initial disclosure, if any. As an illustration, for the fiscal year ended December 31, 2020, the relevant disclosures would have read as follows:

2.23 million barrels of crude oil and 648.04 billion of cubic feet natural gas proved reserves in China have been classified as proved undeveloped for more than five years, mainly under Sinopec Shanghai Offshore Petroleum Company, one of our subsidiaries. The reason that such proved reserves had remained undeveloped for more than five years was that offshore oil and gas production sites generally had a longer construction period, which was further protracted due to the COVID-19 pandemic. The Company continues its efforts to carry out the development plan of such reserves.

11. Tell us if your disclosure of crude oil proved reserves, average daily crude oil production, and average realized sales price per barrel of crude oil combines natural gas liquids with crude oil and condensate. If your reserves and production figures include material amounts of natural gas liquids, expand your disclosure to clarify these amounts and provide separate disclosure of the average realized price for natural gas liquids sold. This comment applies to the comparable disclosure of proved reserves, production, and the average sales price per unit of natural gas liquids sold provided throughout your filing, including the disclosures as applicable on pages S-5 and S-6. Refer to Regulation S-K Items 1202(a), 1202(a)(4), and 1204(b)(1), and FASB ASC 932-50-4 and 50-5, respectively.

The Company respectfully advises the Staff that its disclosures of crude oil proved reserves, average daily crude oil production, and average realized sales price per barrel of crude oil in the 2020 Form 20-F did not combine natural gas liquids with crude oil and condensate.

12. Tell us if your disclosure of proved reserves and production include volumes consumed in operations as fuel. If your proved reserves and production include material amounts of fuel consumed in operations, expand your disclosure to clarify the amounts by individual product type of crude oil/condensate and natural gas. This comment applies to the comparable disclosure of proved reserves and production provided throughout your filing, including the disclosures on pages S-5 and S-6. Refer to Instruction 2 to Item 1204 of Regulation S-K and FASB ASC 932-50-10.

The Company respectfully advises the Staff that (i) the disclosure of proved reserves in the 2020 Form 20-F did not include volumes consumed in operations as fuel, and (ii) the disclosure of production in the 2020 Form 20-F included 50,300 tonnes of crude oil (representing 0.14% of the total crude oil production) and 1.53 billion cubic meters of natural gas (representing 5.05% of the total gas production) consumed in operations as fuel. The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures with respect to production to clarify quantities consumed in operations as fuel.

13.Your average realized natural gas prices are disclosed as per cubic meter; however, the related natural gas production volumes and proved reserves are disclosed in standard cubic feet. Revise your disclosure to provide consistent sales price units with your natural gas production and proved reserves volumes. Refer to Item 1204(b)(1) of Regulation S-K.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, disclose the average realized natural gas price on a per cubic feet basis. As an illustration, for the fiscal year ended December 31, 2020, the relevant disclosures would have read as follows:

	Weighted Average	China	Overseas(1)
	(RMB)
For the year ended December 31, 2020
Average petroleum lifting cost per BOE	105.28	101.67	154.41
Average realized sales price
Per barrel of crude oil	269.85	266.86	294.12
Per thousand cubic feet of natural gas	37.33	37.33	—
For the year ended December 31, 2019
Average petroleum lifting cost per BOE	117.0	110.32	164.49
Average realized sales price
Per barrel of crude oil	406.0	400.37	445.96
Per thousand cubic feet of natural gas	37.56	37.56	—
For the year ended December 31, 2018
Average petroleum lifting cost per BOE	112.45	111.75	116.90
Average realized sales price
Per barrel of crude oil	432.32	426.81	467.11
Per thousand cubic feet of natural gas	35.78	35.78	—

(1)
The exchange rates we used for overseas data in this table were exchange rates for each year ended December 31, 2018, 2019 and 2020, which were RMB 6.6204 to US$ 1.00, RMB 6.8985 to US$ 1.00, and RMB 6.8976 to US$ 1.00, respectively.

14. The disclosure relating to the numbers of wells drilled in 2020 does not clarify if the figures are gross or net. If these are gross wells, revise your disclosure to additionally provide net wells drilled. Refer to Item 1205(a)(1) and (a)(2) of Regulation S-K.

The Company respectfully advises the Staff that both gross and net numbers of wells drilled in 2020 have been disclosed on pages 23 to 24 of the 2020 Form 20-F.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table IV: Reserve Quantities Information, page S-4

15. Your disclosure of the changes in proved reserves does not include a narrative explanation of the significant changes that occurred during each of the periods presented. Expand your disclosure to address the overall change for each line item in the tabular reconciliation presented on pages S-5 and S-6 by separately identifying and quantifying each factor, including offsetting factors, so that the changes in net proved reserves between periods are fully explained. In particular, disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the relevant disclosures with respect to significant changes to proved reserves as set out in its response to the Staff’s comment No. 9 above.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table V: Standardized Measure of Discounted Future Net Cash Flows, page S-7

16. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

The Company respectfully advises the Staff that it has included, pursuant to FASB ASC 932-235-50-31, the following factors in the calculation of standardized cash flow measurement: (i) future cash inflows, (ii) future development and production costs, (iii) future income tax expenses, (iv) future net cash flows, and (v) discount. Estimated future costs to settle asset retirement obligations were not included in the standardized measurement of cash flow of mainland oilfields.

17. If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

The Company respectfully advises the Staff that the Company has recognized asset retirement obligations as provisions in the financial statements, with the amount as of December 31, 2018, 2019, 2020 being RMB42,007 million, RMB42,438 million and RMB43,713 million respectively. FASB ASC 932-235-50-31 provides that future development and production costs “shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.” The Company did not recognize the asset retirement obligations as either the development cost or the production cost of the proved oil and gas reserves, therefore did not include the asset retirement obligations in the Company’s future development and production costs.

The following table presents undiscounted and discounted asset retirement obligations at ten percent for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	(Dollars in millions)
Undiscounted	8,277	8,145	7,794
Discounted at 10%	2,441	2,409	2,948

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Please contact Mr. Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors